SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, October 23, 2019

To

The Securities and Exchange Commission of Brazil

Rua Sete de Setembro, 111, 33º andar

Centro – Rio de Janeiro – RJ

Re.:     Official Letter 320/2019/CVM/SEP/GEA-1

Dear Sirs:

In reference to Official Letter 320/2019/CVM/SEP/GEA-1 ("Letter") of October 22, 2019, whereby you request Braskem’s (“Braskem” or “Company”) opinion on the veracity of the news article published on October 21, 2019, in the newspaper Valor Econômico, section Finanças, entitled: “Braskem sonda mercado para emitir até US$ 3 bi em dívida” [free translation: Braskem studies market to issue up to US$3 billion in debt], which includes the statements transcribed below and, if yes, explain why the Company believed it was not a material fact and comment on any other information pertaining to the topic:

“Braskem met with Brazilian credit fund managers in recent weeks to provide an overview of its business and check if there exists demand for debentures issued by the company, according to sources. The company’s idea is to raise between US$2.5 billion and US$3 billion through debt issues, a portion of it in Brazil and the other portion abroad. Here, a remuneration rate discussed with investors would be CDI + 1.1% p.a.”

In this regard, we hereby clarify that the Company’s financial management strategy includes constant monitoring of the domestic and international capital markets and the opportunities they offer to access financing and refinancing and to lengthen its debt profile. These opportunities are analyzed by the Company's management together with its advisors to check whether or not they fit the profile sought by Braskem.

In this context, the Board of Directors of the Company approved, on October 21, 2019, the a foreign bond issue by a subsidiary of Braskem, guaranteed by Braskem, and the public tender offer to repurchase the bonds maturing in 2021, 2022 and 2023, also issued through subsidiaries of the Company and guaranteed by Braskem, as per the minutes of the Board of Directors meeting filed yesterday via the IPE system.

Rua Lemos Monteiro, 120 - 24º andar | Butantã São Paulo – SP | Brasil | CEP 05501 050 Tel. 55 11 3576 9000 | Fax 55 11 3576 9073 www.braskem.com

We remain at your disposal for any further clarifications that may be needed.

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

BRASKEM S.A.

Rua Lemos Monteiro, 120 - 24º andar | Butantã São Paulo – SP | Brasil | CEP 05501 050 Tel. 55 11 3576 9000 | Fax 55 11 3576 9073 www.braskem.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.